
SEC MAIL
RECEIVED
PROCESSING
FEB 2 2 2007
WASH. D.C.
186
SECTION

SECUSION

07003041

AB 3/8

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 36625

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Investment Bank Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6200 Dutchman's Lane, Suite 305

(No. and Street)

Louisville (City) Kentucky (State) 40205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher L. Hargrove
502-451-6633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chilton & Medley, PLC
(Name – *if individual, state last, first, middle name*)

462 South Fourth Street
2500 Meidinger Tower (Address) Louisville (City) Kentucky (State) 40202 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/8

OATH OR AFFIRMATION

I, Christopher L. Hargrove, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Bank Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Subscribed and sworn to before me, in my presence, this 21st day of February, 2007.

Signature

President & CEO

Title

Notary Public Commission expires 10-6-08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 22 2007
WASH. D.C.
186

Investment Bank Services, Inc.
(a wholly-owned subsidiary of Professional Bank Services, Inc.)

Financial Statements

Years Ended December 31, 2006 and 2005

CHILTON & MEDLEY

Investment Bank Services, Inc.

Table of Contents

	Page No.
Independent Auditors' Report on Financial Statements	1
Financial Statements	
Balance Sheets	2
Statements of Operations	3
Statements of Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 8
Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	9
Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	
Schedule 1 - Schedules of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule 2 - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Schedule 3 - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	13 - 15


CHILTON & MEDLEY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Financial Statements

To the Board of Directors
Investment Bank Services, Inc.

We have audited the accompanying balance sheets of Investment Bank Services, Inc. (a Kentucky corporation and wholly-owned subsidiary of Professional Bank Services, Inc.) as of December 31, 2006 and 2005, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Bank Services, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Chilton & Medley PLC

CHILTON & MEDLEY PLC
Louisville, Kentucky
February 15, 2007

502.587.1719 / FAX 502.584.0558
2500 MEIDINGER TOWER
462 SOUTH FOURTH STREET
LOUISVILLE, KY 40202-3471
WWW.CMCPA.COM

Investment Bank Services, Inc.
Balance Sheets
December 31, 2006 and 2005

	2006	2005
Assets		
Current Assets		
Cash and cash equivalents	$ 47,528	$ 42,136
Account receivable	-	160,899
Prepaid expenses	342	353
Total Current Assets	47,870	203,388
Investment in Closely-held Entity	-	14,250
Total Assets	$ 47,870	$ 217,638
Liabilities and Stockholder's Equity		
Current Liabilities		
Account payable - related party	$ -	$ 156,000
Total Current Liabilities	-	156,000
Commitments and Contingencies		
Stockholder's Equity		
Common stock, $.01 par value, 100 shares authorized, issued and outstanding	1	1
Additional paid-in capital	55,999	55,999
Retained earnings (deficit)	(8,130)	5,638
	47,870	61,638
Total Liabilities and Stockholder's Equity	$ 47,870	$ 217,638

The accompanying notes are an integral part of these financial statements.

Investment Bank Services, Inc.
Statements of Operations
Years Ended December 31, 2006 and 2005

	2006	2005
Revenues	$ 827,204	$ 668,659
Expenses		
Consultant fees to related party	818,000	655,700
Accounting fees	3,100	3,000
Filing fees	4,427	4,757
Insurance	468	460
Taxes and licenses	1,200	1,322
Impairment loss	14,250	-
Miscellaneous	109	20
	841,554	665,259
(Loss) Income from Operations	(14,350)	3,400
Interest Income	582	-
Net (Loss) Income	$ (13,768)	$ 3,400

The accompanying notes are an integral part of these financial statements.

Investment Bank Services, Inc.
Statements of Stockholder's Equity
Years Ended December 31, 2006 and 2005

	Common Stock		Additional		
	Number of Shares	Amount	Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2004	100	$ 1	$ 55,999	$ 2,238	$ 58,238
Net income for year	-	-	-	3,400	3,400
Balance at December 31, 2005	100	1	55,999	5,638	61,638
Net loss for year	-	-	-	(13,768)	(13,768)
Balance at December 31, 2006	100	$ 1	$ 55,999	$ (8,130)	$ 47,870

The accompanying notes are an integral part of these financial statements.

Investment Bank Services, Inc.
Statements of Cash Flows
Years Ended December 31, 2006 and 2005

	2006	2005
Cash Flows from Operating Activities		
Net (loss) income	$ (13,768)	$ 3,400
Adjustments to reconcile (loss) income to net cash provided (used) by operating activities:		
Impairment loss	14,250	-
Changes in:		
Account receivable	160,899	(160,899)
Prepaid expenses	11	(11)
Account payable - related party	(156,000)	156,000
Net Cash Provided (Used) by Operating Activities	5,392	(1,510)
Increase (Decrease) in Cash and Cash Equivalents	5,392	(1,510)
Cash and Cash Equivalents Provided at Beginning of Year	42,136	43,646
Cash and Cash Equivalents at End of Year	$ 47,528	$ 42,136

The accompanying notes are an integral part of these financial statements.

Note A - Nature of Organization and Operations

Investment Bank Services, Inc. ("the Company"), a Kentucky S-corporation located in Louisville, Kentucky, is a wholly-owned subsidiary of Professional Bank Services, Inc. ("the Parent Company"). The Company is registered as a securities broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is primarily engaged in providing advice regarding the purchase and sale of financial institutions to investors, assisting thrift institutions in converting from a mutual to a stock form of ownership, and assisting financial institutions in raising new capital for multiple purposes.

Note B - Summary of Significant Accounting Policies

1. Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

3. Receivable: The receivable for 2005 results from an amount due to the Company from a client engagement that closed on December 27, 2005. Funds were received on January 3, 2006. The Company invoices clients at the closing of a deal and invoices are due upon receipt. Credit is based on the creditworthiness of the client and receivables are unsecured. The Company considers accounts to be past due if not paid within ten days. Accounts are written off based on individual credit evaluation and specific circumstances. No provision for bad debts was made at December 31, 2005.

4. Investment: The non-current investment consisted of a less than 1% common stock ownership in a non-publicly traded company. The investment was originally recognized at cost, the fair value at purchase, and was carried at cost subject to nontemporary impairment. During 2006, management deemed this investment to be nontemporarily impaired and recorded an impairment charge for the entire balance of $14,250.

5. Revenue and Cost Recognition: Revenue associated with the sale or conversion of financial institutions is recognized at the time the transaction is completed and the income is reasonably determined. Contingent expenses associated with activities, such as consultant fees, are recognized concurrently with the revenues.

   Revenue from consulting is generally recognized when the related service has been performed by the Company. Operating expenses are accounted for on the accrual basis of accounting.

Note B - Summary of Significant Accounting Policies (Continued)

6. Income Taxes: Effective April 1, 2003, the Company's parent, with the consent of its stockholders, elected under the Internal Revenue Code to be an S corporation. In conjunction with this election, the Company elected to become a Qualified Subchapter S Subsidiary. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability or benefit for income taxes has been included in the accompanying financial statements. In regard to the Company, determination of income for income tax purposes does not differ materially from accounting principles generally accepted in the United States of America.

Note C - Investment in Closely-held Entity

In October 2002, the Company acquired a less than 20% investment in a non-publicly traded company. The investment was stated at its original purchase price of $14,250 at December 31, 2005. During 2006, the Company determined that the investment is impaired and wrote off the full amount of the investment.

Note D - Related Party Transactions

The Company and its parent, Professional Bank Services, Inc., engage in various related party transactions in the normal course of business. Many of the customers of the Company are also customers of the Parent Company. The distinction lies in the nature of the services provided by the Company and the Parent Company. The Parent Company generally provides on-going consulting and professional services to these customers, while the Company is involved primarily in negotiating merger and acquisition agreements, providing advice regarding the purchase or sale of financial institutions, and raising new capital.

The Company has no employees of its own, but generally contracts with the Parent Company under a consultant arrangement to provide the resources to staff its engagement needs. The consulting fees are judgmentally established by the Parent Company. Consultant fee expense to the Parent Company under this arrangement was $818,000 and $655,700 during the years ended December 31, 2006 and 2005, respectively.

The Parent Company provides administrative and related services to the Company.

Note E - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum "net capital," as defined by the rule. At December 31, 2006 and 2005, the Company has net capital, as defined, of $47,528 and $47,035, respectively, which is in excess of the minimum requirement for the Company of $5,000.

Note F - Concentrations of Risk

At December 31, 2005, 100% of the amount receivable in the accompanying balance sheet relates to one engagement. This amount was collected on January 3, 2006. Three engagements represented 98% of total revenues for 2006. Three engagements represented 99% of total revenues for the year ended December 31, 2005.

Additionally, the Company is dependent on the Parent Company for administrative support and staffing for engagements.



CHILTON & MEDLEY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Investment Bank Services, Inc.

We have audited the accompanying financial statements of Investment Bank Services, Inc. (a wholly-owned subsidiary of Professional Bank Services, Inc.) as of and for the years ended December 31, 2006 and 2005, and have issued our report thereon dated February 15, 2007. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chilton & Medley PLC

CHILTON & MEDLEY PLC
Louisville, Kentucky
February 15, 2007

502.587.1719 / FAX 502.584.0558
2500 MEIDINGER TOWER
462 SOUTH FOURTH STREET
LOUISVILLE, KY 40202-3471
WWW.CMCPA.COM

Supplementary Information
Required by Rule 17a-5 of
the Securities and Exchange Commission

Investment Bank Services, Inc. **Schedule 1**

Schedules of Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
Years Ended December 31, 2006 and 2005

	2006	2005
Net Capital		
Total Stockholder's Equity	$ 47,870	$ 61,638
Non-Allowable Assets		
Prepaid expenses	(342)	(353)
Investment in Closely-held Entity	-	(14,250)
	(342)	(14,603)
Net Capital	$ 47,528	$ 47,035

There are no differences between net capital as reported above for the years ended December 31, 2006 and 2005, and those amounts included on the Company's computation included in Part IIA of Form X-17A-5, as of December 31, 2006 and 2005.

See independent auditors' report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Investment Bank Services, Inc. **Schedule 2**
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
Years Ended December 31, 2006 and 2005

	2006	2005
Total Credit Items	$ -	$ -
Total Debit Items	-	-
Excess of Total Debits Over Total Credits	$ -	$ -

See independent auditors' report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Investment Bank Services, Inc. **Schedule 3**
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006 and 2005

Because of the following, the Company is exempt from Rule 15c3-3 under the provisions of Section (k)(1):

- The Company is not an insurance company of any type and the Company does not have any transactions with registered investment companies. The Company does not have any dealer transactions (Section (k)(1)(i)).
- The Company's transactions as a broker (agent) are limited to the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States (Section (k)(1)(ii)).
- All funds and securities are promptly transmitted / delivered; no funds or securities are held and no money or securities are owed to customers (Section (k)(1)(iii)).
- The Company is not an insurance company of any type. (Section (k)(1)(iv)).

See independent auditors' report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.


CHILTON & MEDLEY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
Investment Bank Services, Inc.

In planning and performing our audits of the financial statements of Investment Bank Services, Inc. ("the Company"), as of and for the year ended December 31, 2006 and 2005, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of a customer as required by Rule 15c3-3.

502.587.1719 / FAX 502.584.0558
2500 MEIDINGER TOWER
462 SOUTH FOURTH STREET
LOUISVILLE, KY 40202-3471
WWW.CMCPA.COM

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 (Continued)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 (Continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chilton & Medley PLC

Chilton & Medley PLC
Louisville, Kentucky
February 15, 2007

END